


GTECH INTERNATIONAL RESOURCES LIMITED

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

APRIL 30, 2010

and

APRIL 30, 2009

DeVISSER GRAY LLP
CHARTERED ACCOUNTANTS

401-905 West Pender St
Vancouver BC V6C 1L6
t 604.687.5447
f 604.687.6737

AUDITORS' REPORT

To the Shareholders of Gtech International Resources Limited

We have audited the balance sheets of Gtech International Resources Limited as at April 30, 2010 and 2009, and the statements of operations and comprehensive loss and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at April 30, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

De Visser Gray LLP

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
June 17, 2010

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

For the years ended April 30,	2010 $	2009 $
Revenue		
Interest received	-	2,775
Total revenue	-	2,775
Expenses		
Audit fees	6,025	5,250
Bank charges	391	278
Filing fees	2,785	2,600
Legal fees	19,566	33,489
Printing and postage expenses	-	516
Share registry fees	3,321	8,029
Stock exchange fees	5,250	5,250
Travel and accommodation	1,245	-
Total expenses	38,583	55,412
Net loss and comprehensive loss for the year	(38,583)	(52,637)
Deficit at the beginning of the year	(4,522,806)	(4,470,169)
Net loss for the year	(38,583)	(52,637)
Deficit at the end of the year	(4,561,389)	(4,522,806)
Loss per share (cents per share) (Note 8)	(0.75)	(1.02)

See Notes to the Financial Statements

GTECH INTERNATIONAL RESOURCES LIMITED

BALANCE SHEETS

As at April 30,	2010	2009
	$	$
Assets		
Current Assets		
Cash	354,399	383,925
Total Current Assets	354,399	383,925
Total Assets	354,399	383,925
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued expenses	14,778	5,721
Total Current Liabilities	14,778	5,721
Total Liabilities	14,778	5,721
Shareholders' Equity		
Share capital (Note 9)	4,852,410	4,852,410
Contributed surplus	48,600	48,600
Deficit	(4,561,389)	(4,522,806)
Total Shareholders' Equity	339,621	378,204
Total Liabilities and Shareholders' Equity	354,399	383,925

Continuance of operations (Note 1)

Original approved by the Directors

"Sidney C. Hack" "Thomas G. Howitt"

SIDNEY C. HACK
Chairman, Director and CEO

THOMAS G. HOWITT
President, Director, Secretary and CFO

See Notes to the Financial Statements

GTECH INTERNATIONAL RESOURCES LIMITED

STATEMENTS OF CASH FLOWS

For the years ended April 30,	2010	2009
	$	$
Cash used in		
Operating activities		
Net loss for the year	(38,583)	(52,637)
Changes in non-cash working capital		
Accounts payable and accrued expenses	9,057	6
Net decrease in cash	(29,526)	(52,631)
Cash at the beginning of the year	383,925	436,556
Cash at the end of the year	354,399	383,925

See Notes to the Financial Statements

1. Nature and continuance of operations

The Company was incorporated under the laws of the Yukon Territory and is registered extra-provincially in the Province of British Columbia, Canada.

Previously, the Company was in the process of exploring its mineral properties and had not determined whether these properties contained ore reserves that were economically recoverable. The Company has written-off all amounts shown for mineral properties and their related deferred costs. The Company is currently investigating other business opportunities.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which presumes the realization of assets and liabilities in the normal course of operations for the foreseeable future. The Company has incurred losses since its inception and, as at April 30, 2010, has an accumulated operating deficit in excess of $4.5 million. These financial statements reflect no adjustments which would become necessary in the event that the Company is unable to continue as a going concern.

2. Significant accounting policies

(a) Mineral properties and deferred costs

The Company has written-off all of its mineral property interests and retains a residual royalty entitlement in respect of its Aurex exploration property (refer Note 6).

(b) Fair value of financial instruments

The carrying amount of cash and cash equivalents, accounts payable and accrued expenses approximate their fair value due to their short-term nature.

The Company classifies financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables or other financial liabilities. Financial instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized in operating results. Financial instruments classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Financial instruments classified as held-to-maturity, loans and receivables or other financial liabilities are measured at amortized cost. Upon adoption of these new standards, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other liabilities, which are measured at amortized cost. During the year ended April 30, 2010, the Company had neither available for sale nor held-to-maturity financial instruments.

(c) Stock-based compensation

The Company grants options to purchase common shares to its directors and employees from time to time. The Company accounts for its stock-based compensation plan using the fair value method. Compensation costs, equal to the fair value of the options on the date of grant, are recognized in operations, with an offsetting credit to contributed surplus over the period during which the related options vest. Consideration paid upon exercise of stock options, along with the applicable amount of contributed surplus is credited to share capital.

(d) Share capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the date of share issuance. Costs incurred to issue common shares are deducted from share capital.

2. Significant accounting policies (cont.)

(e) Income taxes

The Company accounts for income taxes using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. These standards also require that the future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse. The Company has currently provided for a full valuation allowance against any potential tax assets.

(f) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

3. Accounting policies not yet adopted

The following pronouncement recently issued by the Canadian Institute of Chartered Accountants ("CICA") will likely impact the Company's future accounting policies:

(a) International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(b) Consolidated financial statements and non-controlling interests

In January 2009, the CICA issued the new handbook Section 1601, "Consolidated Financial Statements", and Section 1602, "Non-controlling Interests", effective for fiscal years beginning on or after January 1, 2011. Either adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting for ownership interest in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent's equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, these pronouncements establish standards for a change in a parent's ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in fiscal 2011 in connection with the conversion to IFRS.

3. Accounting policies not yet adopted (cont.)

(c) Business combinations

In January 2009, the CICA issued the new handbook Section 1582, "Business Combinations" effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquire, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company's financial statements to evaluate the nature and financial effects of its business combinations. Although the Company is considering the impact of adopting this pronouncement on the financial statements, it will be limited to any future acquisitions beginning in fiscal 2011.

4. Change in accounting policies

In June 2009, the *CICA Handbook Section 3862* was amended to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure, applicable to the Company for the year ended April 30, 2010. The additional fair value measurement disclosures include classification of financial instrument fair values in a fair value hierarchy comprising of three levels reflecting the significance of the inputs used in making the measurements, described as follows:

Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Valuations based on directly or indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1 prices, such as quoted interest or currency exchange rates; and

Level 3: Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

5. Financial instruments

The Company's risk exposures and the potential impact on the Company's financial results are summarized below:

(a) Credit risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfil its payment obligations. The Company believes that it has no significant credit risk.

(b) Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquid funds available to meet its liabilities as, and when, they fall due. As at April 30, 2010, the Company had a cash balance of $354,399 to settle current liabilities of $14,778. The Company's financial liabilities generally have contractual maturities of 30 days and are subject to normal terms of trade.

(c) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and equity prices.

5. Financial instruments (cont.)

(d) Interest rate risk

The Company currently holds its cash balances at the Bank of Montreal. The Company's current policy is to invest its excess cash in investment-grade savings accounts managed by the Bank. The Company periodically monitors the investments it makes and is satisfied with the credit rating of its Bank.

(e) Foreign currency risk

The Company believes that it currently has no significant foreign exchange risk.

(f) Price risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine appropriate courses of action to be taken by the Company.

The Company currently holds cash which is considered a Level 1 financial instrument fair value disclosure.

6. Exploration agreements

Aurex Property - Mayo Mining District

The Company had a 100% interest in this property which consisted of 155 mineral claims. In August 2001, the Company accepted 600,000 common shares in Yukon Zinc as final settlement for the sale of the property. The property was subsequently sold to Stratagold Corporation. The Company retains a 1.5% royalty on the project which Stratagold Corporation may purchase for $1,000,000.

Revenue Creek Area - Whitehorse Mining District

The Company owned 69 mineral claims which it sold to ATAC Resources Limited ("ATAC") in January 2002. The Company accepted 200,000 common shares in ATAC and a cash payment of $5,000 in final settlement for the transfer of the project. The Company retains a 2% net smelter royalty which ATAC may purchase for $600,000.

7. Related party transactions

The Company is a subsidiary of Genetic Technologies Limited ("GTG"), a public company listed on the Australian Securities Exchange (code: GTG) and NASDAQ Global Market (ticker: GENE). As at April 30, 2009, GTG owned 3,918,499 shares of the Company, representing approximately 75.82% of the Company's issued shares.

During the year ended April 30, 2010, GTG paid certain minor invoices in the amount of $3,820 on behalf of the Company which were subsequently repaid in full. Accordingly, as at April 30, 2010, there were no amounts owing to GTG.

8. Share capital

Authorized
Unlimited number of common shares without nominal or par value.

Summary of shares issued and outstanding

	Number of shares	Amount	Contributed surplus
		$	$
Balances as at April 30, 2008	5,168,167	4,852,410	48,600
Movements during the year ended April 30, 2009			
None	-	-	-
Balances as at April 30, 2009	5,168,167	4,852,410	48,600
Movements during the year ended April 30, 2010			
None	-	-	-
Balances as at April 30, 2010	5,168,167	4,852,410	48,600

Summary of options outstanding

Number outstanding	Exercise price	Expiry date
100,000	$0.45	August 26, 2010

During the year ended April 30, 2006, the Company granted stock options to certain Directors to acquire up to an aggregate of 200,000 common shares at an exercise prices of $0.45 per share with a fair value of $48,600, of which $16,200 has been recorded as an expense in the financial statements for that year. During the year ended April 30, 2007, the remaining expense of $32,400 was recorded as an expense.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions: a risk-free interest rate of 3.54%; expected life of 5 years, an expected volatility of 60%, and no expectation for the payment of dividends.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is Management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

9. Loss per share

Loss per share is calculated using the weighted-average number of common shares outstanding during the year. Fully-diluted loss per share is not disclosed as it is anti-dilutive.

GTECH INTERNATIONAL RESOURCES LIMITED

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED APRIL 30, 2010 AND 2009

10. Income taxes

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

As at April 30,	**2010**	**2009**
	$	**$**
Net loss	(38,583)	(52,637)
Effective statutory rate	28.5%	30.0%
Expected taxes payable	(10,996)	(15,791)
Unrecognized benefit of non-capital losses	10,996	15,791
Total income taxes payable	-	-

Future income tax assets reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets at April 30, 2010 and 2009 are as follows:

As at April 30,	**2010**	**2009**
	$	**$**
Future income tax assets		
Non-capital loss carry-forwards	198,000	184,000
Deferred costs	3,656,191	3,656,191
Total	3,854,191	3,840,191
Effective statutory rate	25.0%	26.0%
Potential future income tax assets	963,548	998,450
Valuation allowance	(963,548)	(998,450)
	-	-

At April 30, 2010, the Company has non-capital loss carry forwards of approximately $198,000, expiring as follows:

As at April 30,		**2010**	**2009**
Year of origin	Year of expiry	**$**	**$**
2002	2009		
2003	2010		25,000
2005	2015	23,000	23,000
2006	2026	28,000	28,000
2007	2027	30,000	30,000
2008	2028	25,000	25,000
2009	2029	53,000	53,000
2010	2030	39,000	-
		198,000	184,000

11. Segmented information

As at April 30, 2010, all of the Company's assets, amounting to $354,399, were located in Canada. The Company derived no revenue during the year ended April 30, 2010.

12. Comparative figures

Certain 2009 comparative figures have been reclassified to conform to the financial statement presentation in 2010.

13. Management of capital

The Company manages its common shares, stock options and warrants as capital (see Note 8). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue suitable equity investment and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

The Company expects its current capital resources will be sufficient to carry its investment in emerging companies and operations through its current operating period.

The Company does not have any externally imposed capital requirements.

14. Subsequent events

There were no significant events which occurred subsequent to the end of the period under review.

GTECH INTERNATIONAL RESOURCES LIMITED

(the "Company")

Management Discussion and Analysis

(Form 51-102F1)

For the year ended April 30, 2010

The following Management Discussion and Analysis ("MD&A") of the results and financial position of the Company for the year ended April 30, 2010 should be read in conjunction with the information provided in the Company's Financial Statements for the years ended April 30, 2010 and 2009 and the material herein.

DATE

This MD&A is dated June 17, 2010.

OVERALL PERFORMANCE

Description of Business

The Company realised all of its listed securities during the financial year ended April 30, 2004 and now holds the majority of its assets in the form of cash deposits ($354,399 as at April 30, 2010). No securities of the Company were issued during the financial year ended April 30, 2010. The Company is a reporting issuer in British Columbia, Alberta and the Yukon Territory and trades on the NEX board of the TSX Venture Exchange under the symbol GCH.H:NEX.

The Company has previously announced its decision to focus its activities on identifying opportunities for the Company to acquire. During the last year, several opportunities were evaluated in detail. Such activities are continuing. The Directors anticipate that, once they have identified a suitable project, they may convene a Special Meeting of Shareholders to consider and vote on the change of business direction. It is likely that, once a suitable project has been identified and approved by shareholders, further placements will be made to raise additional funds for the project. The Board has not identified any specific factors that would impact the Company's ability to acquire a project.

The Company incurred general and administrative expenses of $38,583 during the year ended April 30, 2010. As at April 30, 2010, the Company had working capital of $339,621, and believes that it has sufficient funds to pay its ongoing expenses during the next financial year.

Previously, the Company was a junior resource company engaged in the acquisition and exploration of mineral properties in British Columbia and the Yukon Territory. The Company still retains a 1.5% net smelter royalty on the Aurex Property which Stratagold Corporation may purchase at any time for $1,000,000. The Company also owned 69 mineral claims, which it sold on January 16, 2002 to ATAC Resources Limited ("ATAC"). The Company agreed to accept 200,000 common shares in ATAC and a cash payment of $5,000 in final settlement for the transfer of the project. These shares were then subsequently sold by the Company during the fiscal year ended April 30, 2004. Gtech International Resources Limited retains a 2% net smelter royalty which ATAC may purchase from the Company for $600,000.

SELECTED ANNUAL INFORMATION

The following table sets out selected financial information of the Company as at the end of each of the last three financial years up to, and including, April 30, 2010. The financial information is derived from the Company's Financial Statements which were audited by De Visser Gray LLP, Chartered Accountants. Unless otherwise stated, all currency amounts contained in this Management Discussion and Analysis and in the Financial Statements are in Canadian dollars. The information presented in the Financial Statements is prepared in accordance with Canadian generally accepted auditing standards.

SELECTED ANNUAL INFORMATION (cont.)

	2010	2009	2008
	$	$	$
Total revenues	-	2,775	11,000
Profit/(loss) before discontinued operations	(38,583)	(52,637)	(24,631)
Net profit/(loss)	(38,583)	(52,637)	(24,631)
Net profit/(loss) per share (cents per share)	(0.75)	(1.02)	(0.48)
Profit/(loss) per fully-diluted share (cents per share)	(0.75)	(1.02)	(0.48)
Total assets	354,399	383,925	436,556
Working capital	339,621	378,204	430,841
Total long-term financial liabilities	-	-	-
Cash dividends declared per share	-	-	-

No cash dividends have been declared or paid since the date of incorporation and the Company has no present intention of paying dividends on its common shares. The Company anticipates that all available funds will be used to finance its identification and acquisition of a business opportunity.

RESULTS FROM OPERATIONS

The Company has no operations and reported a net loss for the year ended April 30, 2010 of $38,583, compared to a net loss of $52,637 for the year ended April 30, 2009. Total expenses for the year ended April 30, 2009 were $38,583, compared to the year ended April 30, 2009 of $55,412, a fall of 30 percent.

Total costs incurred during the period under review in relation to identifying opportunities for the Company, as stated in the Description of Business section of this Report, were $nil. Until such time as an appropriate business opportunity is identified, the Company's results from operations are unlikely to change significantly.

The Company derived no revenue during the year ended April 30, 2010. During the previous year ended April 30, 2009, the Company derived interest income of $2,775, which was earned in Canada.

Accounting policies

Accounting Policies are listed in Note 2 of the Financial Statements of the Company as at April 30, 2010.

SUMMARY OF QUARTERLY RESULTS

The following is a comparison of revenue and earnings for the previous eight quarters ending with April 30, 2010. Financial information is prepared according to IFRS and is reported in Canadian dollars.

Quarter ended	Total revenues [1]	Net profit/(loss) [2]	Net profit/(loss) per share
	$	$	$
April 30, 2010	-	(16,698)	(0.003)
January 31, 2010	-	(6,283)	(0.001)
October 31, 2009	-	(6,251)	(0.001)
July 31, 2009	-	(9,351)	(0.002)
April 30, 2009	-	(15,486)	(0.003)
January 31, 2009	219	(17,250)	(0.003)
October 31, 2008	1,184	(5,460)	(0.001)
July 31, 2008	1,372	(14,441)	(0.003)

SUMMARY OF QUARTERLY RESULTS (cont.)

Notes

(1) Interest earned on cash deposits.

(2) Profit/(loss) before discontinued operations and extraordinary items is the same as net profit/(loss) as there are no discontinued operations or extraordinary items in 2008, 2009 and 2010. Fully diluted earnings/(loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

LIQUIDITY

The Company has no operations from which to generate revenues. As at April 30, 2010, the Company had cash on hand of $354,399 (April 30, 2009: $383,925), which is sufficient to meet its obligations as they become due during the current financial year. These funds will be applied towards the investigation of business opportunities and general working capital.

CAPITAL RESOURCES

Management of the Company believes that it has sufficient financial resources to pay its ongoing administrative expenses and to meet its liabilities for the ensuing year. As at April 30, 2010, the Company had made no commitments for expenditures other than for routine administrative expenses.

The acquisition of a business opportunity may require additional financing. The Company has limited financial resources and there is no assurance that additional financing will be available to the Company, although the Company may attempt to raise additional funds through the issue of its securities by way of one or more private placements to the public and/or the Company's parent, Genetic Technologies Limited.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements and does not contemplate having them in the foreseeable future.

TRANSACTIONS WITH RELATED PARTIES

The Company is a subsidiary of Genetic Technologies Limited ("GTG"), a public company listed on the Australian Securities Exchange (code: GTG) and NASDAQ Global Market (ticker: GENE). As at balance date, GTG owned of 3,918,499 shares of the Company, representing approximately 75.82% of the Company's issued shares. During the year ended April 30, 2010, GTG paid certain minor invoices on behalf of the Company amounting to $3,820 which the Company subsequently repaid. As at April 30, 2010, there were no amounts owing to GTG.

FOURTH QUARTER

No revenue was received for the quarter ended April 30, 2010. Total expenses for the quarter ended April 30, 2010 were $16,698. The loss for the fourth quarter was $16,698.

PROPOSED TRANSACTIONS

Although the Company has decided to focus its activities on identifying business opportunities for the Company to acquire, it has not yet identified a potential opportunity for acquisition.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

In June 2009, the *CICA Handbook Section 3862* was amended to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure, applicable to the Company for the year ended April 30, 2010. The additional fair value measurement disclosures include classification of financial instrument fair values in a fair value hierarchy comprising of three levels reflecting the significance of the inputs used in making the measurements, described as follows:

Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Valuations based on directly or indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1 prices, such as quoted interest or currency exchange rates; and

Level 3: Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

Please refer to Note 3 of the Company's financial statements for the years ended April 30, 2010 and April 30, 2009 for details of accounting policies not yet adopted.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company only invests in cash deposits with large banks that are considered to be low risk.

DIRECTORS AND OFFICERS

As at the date of this Management Discussion & Analysis, the following individuals served as Directors of the Company:

Sidney C. Hack	Chairman, Director and Chief Executive Officer
Thomas G. Howitt	President, Director, Chief Financial Officer and Secretary
Dr. Paul D.R. MacLeman	Director

During the period from May 1, 2009 up to the date of this Management Discussion & Analysis, Mr. Fred Bart also served as a Director of the Company (until his resignation on November 24, 2009) and Ms. Elizabeth Sy also served as a Director of the Company (until her resignation on May 13, 2009).

OTHER MD&A REQUIREMENTS

Additional Disclosure for Venture Issuers without Significant Revenue

During the two most recently completed financial years, the Company has not operated as an exploration company and therefore has not incurred, capitalized or expensed exploration and development costs or deferred development costs. The Company has also not incurred any research and development costs. General and administrative costs were $38,583 for the financial year ended April 30, 2010 and $55,412 for the financial year ended April 30, 2009.

Disclosure of Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares without par value. As at the date of this Management Discussion & Analysis, there are 5,168,167 common shares issued and outstanding.

The Company also has outstanding the following options to purchase common shares:

Number outstanding	Exercise price	Expiry date
100,000	$0.45	August 26, 2010

OTHER MD&A REQUIREMENTS (cont.)

Internal Control over Financial Reporting

Under National Instrument 52-109, the Company's Chief Executive Officer ("CEO"), Sidney C. Hack, and Chief Financial Officer ("CFO"), Thomas G. Howitt, are responsible for establishing and maintaining disclosure controls and procedures in respect of the Company's annual and interim filings.

The Company has established, and is maintaining, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company is disclosed in annual filings, interim filings and other reports and recorded, processed, summarized and reported within the time periods specified as required by securities regulations.

The Company's CEO and CFO have evaluated the effectiveness of the Company's disclosure controls and procedures for the financial year ended April 30, 2010 and believe that such controls and procedures are sufficient to provide reasonable assurance that the Company's disclosures are compliant with securities regulations.

Additional Information

The Company's web address is **www.gtechinternational.com**. Information relating to the Company may also be found on the SEDAR website (www.SEDAR.com).

Forward-looking Statements

This MD&A contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address future acquisitions and events or developments that the Company expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding possible future acquisitions, spending plans and possible financing plans. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market conditions, availability of capital and financing, general economic, market or business conditions, and availability of possible acquisition opportunities on favourable terms. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including assumptions regarding general business and economic conditions, the state of the legal and regulatory environment in which the Company operates, the ability of the Company to satisfy regulatory requirements and the availability of capital and financing for the Company's operations and contemplated or proposed transactions on satisfactory terms.

BY ORDER OF THE BOARD

"Sidney C. Hack"	*"Thomas G. Howitt"*
SIDNEY C. HACK	THOMAS G. HOWITT
Chairman, Director and CEO	*President, Director, CFO and Secretary*

Form 52-109FV1
Certification of annual filings - venture issuer basic certificate

I, Sidney C. Hack, Chief Executive Officer of Gtech International Resources Limited, certify the following:

1. *Review:* I have reviewed the AIF, if any, annual financial statements and annual MD&A (together, the "annual filings") of Gtech International Resources Limited (the "issuer") for the financial year ended April 30, 2010.

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: June 30, 2010

"*Sidney C. Hack*"
Sidney C. Hack
Chief Executive Officer
Gtech International Resources Limited

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exemption No. 82-3778

Form 52-109FV1
Certification of annual filings - venture issuer basic certificate

I, Thomas G. Howitt, Chief Financial Officer of Gtech International Resources Limited, certify the following:

1. ***Review:*** I have reviewed the AIF, if any, annual financial statements and annual MD&A (together, the "annual filings") of Gtech International Resources Limited (the "issuer") for the financial year ended April 30, 2010.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: June 30, 2010

"Thomas G. Howitt"
Thomas G. Howitt
Chief Financial Officer
Gtech International Resources Limited

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exemption No. 82-3779

July 2, 2010

GTECH INTERNATIONAL RESOURCES LIMITED
(the "Company")

INDEX

1. **Material filed with the Yukon Registrar of Corporations as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies as required to maintain the Company's extra-provincial registration in the Province of British Columbia under the Business Corporations Act and regulations thereunder ("BC")**

Document Name or Information			**Documents Filed**
(a)	Incorporation Documents		
	(i)	Yukon	Not Applicable
(b)	Extra-provincial Registration		
	(i)	BC	Not Applicable
(c)	Annual Reports		
	(i)	Yukon	June 14, 2010
	(ii)	BC	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(e)	Annual Audited Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable
(f)	Quarterly Interim Financial Statements		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

Document Name or Information			Documents Filed
(g)	Special Resolution		
	(i)	Yukon	Not Applicable
	(ii)	BC	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), National Instrument 54-101, Shareholder Communications ("NI 54-101") and National Instrument 45-102, Resale of Securities ("NI 45-102")

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	June 30, 2010
(b)	Annual Information Form (not mandatory)	Not Applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(d)	News Releases	Not Applicable
(e)	Form 51-102F3, Material Change Report	Not Applicable
(f)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(g)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(h)	Report of Exempt Distribution	Not Applicable
(i)	Notice of Change in Year End by more than 14 Days	Not Applicable
(j)	Notice of Change in Corporate Structure	Not Applicable
(k)	Notice of Change of Auditors	Not Applicable
(l)	Business Acquisition Report under NI 51-102	Not Applicable

Document Name or Information		Documents Filed
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	Not Applicable
(n)	Notice of Change of Status Report	Not Applicable
(o)	Filing of documents Affecting the Rights of Securityholders including: (i) charter documents (ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company (iii) any securityholder rights plans or similar plans (iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally (v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	Not Applicable
(p)	Prospectus	Not Applicable

Document Name or Information		Documents Filed
(q)	Amendment to Prospectus	Not Applicable
(r)	Takeover Bid Circular	Not Applicable
(s)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(t)	Issuer Bid Circular	Not Applicable
(u)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(v)	Initial Acquisition Report	Not Applicable
(w)	Subsequent Acquisition Reports	Not Applicable
(x)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	Not Applicable
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	June 30, 2010
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(e)	News Releases	Not Applicable
(f)	Form 51-102F3, Material Change Report	Not Applicable
(g)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable

Document Name or Information		Documents Filed
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not Applicable
(r)	Notice of Dividends	Not Applicable
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Not Applicable
(t)	Notice of Proposed Private Placement – Exchange Form 4B, Private Placement Notice Form	Not Applicable
(u)	Notice Of Grant Stock Options - Exchange Form 4g - Summary Form Incentive Stock Options	Not Applicable
(v)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Not Applicable
(w)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder NI 41 and the rules and policies of the Exchange)

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Not Applicable
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(c)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable

	Document Name or Information	Documents Filed
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No 82-3779



Community Services
Services aux collectivités

ANNUAL RETURN

BUSINESS CORPORATIONS ACT (SECTION 267 AND 293) FORM 1-04

DÉCLARATION ANNUELLE

LOI SUR LES SOCIÉTÉS PAR ACTIONS DU YUKON (ARTICLES 267 ET 293) FORMULAIRE 1-04

SEE INSTRUCTIONS ON REVERSE • *SEE INSTRUCTIONS ON REVERSE*

1. CORPORATION NAME / *DÉNOMINATION SOCIALE* :
Gtech International Resources Limited

2. CORPORATE ACCESS NUMBER / *NUMÉRO D'ENREGISTREMENT* :
28530

3. PHYSICAL REGISTERED OFFICE ADDRESS / *ADRESSE GÉOGRAPHIQUE DU BUREAU ENREGISTRÉ* :
The Taku Building, Suite 201, 4109 - 4th Avenue, Whitehorse, YT Y1A 1H6

4. MAILING ADDRESS / *ADRESSE POSTALE* :
The Taku Building, Suite 201, 4109 - 4th Avenue, Whitehorse, YT Y1A 1H6

5. FOR THE YEAR ENDING / *POUR L'ANNÉE*
2010 (year) / (année)

6. DATE OF / *DATE*

YY / *AA*	MM / *MM*	DD / *JJ*
68	05	28

☑ INCORPORATION / *DE LA CONSTITUTION*
☐ REGISTRATION / *DE L'ENREGISTREMENT*
☐ AMALGAMATION / *DE LA FUSION*
☐ CONTINUATION / *DE LA PROROGATION*

7. DIRECTORS / *ADMINISTRATEURS/ADMINISTRATRICES*

NAME / *NOM* :	ADDRESS / *ADRESSE* :
Thomas Godfrey Howitt	19 Packington Street, Prahran, Victoria, 3181, Australia
Sidney Charles Hack	88 Fort King Road, Paynesville, Victoria, 3880, Australia
Paul Donald Richard MacLeman	35 York Avenue, Ivanhoe East, Victoria, 3079, Australia

8. OFFICERS (example: President, Secretary, etc.) / *DIRIGEANTS/DIRIGEANTES (p. ex., président/présidente, secrétaire, etc.)*

NAME / *NOM* :	OFFICE HELD / *CHARGE* :
Thomas Godfrey Howitt	President, Secretary, CFO
Sidney Charles Hack	Chairman of the Board and Chief Executive Officer

RECEIVED 2010 JUL 30 P 12:38

All filing required by the Yukon *Business Corporations Act* have been made relating to any change in:

1. Directors (Form 1-03)
2. Registered office address (Form 1-02, 11-04)
3. Attorney(s) for Service Address(es) (Form 11-03)
4. Articles, statements (Forms 1-01, 2-01, 11-01, or 12-01)

La société a déposé tous les documents exigés en vertu de la* Loi sur les sociétés par actions *concernant un changement survenu à l'égard de l'un ou l'autre des éléments suivants :

1. *Administrateurs/administratrices — Formulaire 1-03*
2. *Adresse du bureau enregistré — Formulaires 1-02 ou 11-04*
3. *Adresse du ou des fondés de pouvoir — Formulaire 11-03*
4. *Statuts, déclarations — Formulaires 1-01, 2-01, 11-01, or 12-01*

9. DATE / *DATE*	SIGNATURE / *SIGNATURE*	TITLE / *TITRE*
June 1, 2010	[signature]	PRESIDENT

Personal information contained on this form is collected under the *Business Corporations Act* and will be used to compile a public registry. For further information, contact Corporate Affairs at (867) 667-5314, toll free within Yukon 1-800-661-0408, Ext. 5314

Les renseignements personnels contenus dans ce document sont recueillis en vertu de la Loi sur les sociétés par actions et seront utilisés afin d'établir un registre public. Pour plus de renseignements, veuillez communiquer avec Entreprises, associations et coopératives, au (867) 667-5314, ou sans frais au Yukon au 1-800-661-0408, ext. 5314

YG(3038Q)F2 Rev. 03/2009